[ROVI LETTERHEAD]

February 8, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Nolan McWilliams

Re:	Rovi Corporation Form S-4 Registration Statement (File No. 333-171706)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 10:00 a.m. Eastern Time on February 10, 2011 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve any filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

a filing person may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROVI CORPORATION

By:	/s/ Stephen Yu
Stephen Yu
EVP and General Counsel